EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended Sep 30,		Nine months ended Sep 30,
(in millions)	2016	2015	2016	2015
Earnings including interest on deposits (1):
Income before income tax expense	$8,255	8,773	$24,558	25,485
Less: Net income from noncontrolling interests	10	187	77	334
Income before income tax expense and after noncontrolling interests	8,245	8,586	24,481	25,151
Fixed charges	1,640	1,089	4,565	3,222
	9,885	9,675	29,046	28,373

Preferred dividend requirement	$401	356	$1,165	1,055
Tax factor (based on effective tax rate)	1.46	1.48	1.47	1.45

Preferred dividends (2)	$586	527	$1,711	1,532
Fixed charges (1):
Interest expense	1,535	988	4,253	2,921
Estimated interest component of net rental expense	105	101	312	301
	1,640	1,089	4,565	3,222
Fixed charges and preferred dividends	$2,226	1,616	$6,276	4,754

Ratio of earnings to fixed charges and preferred dividends (3)	4.44	5.99	4.63	5.97

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,245	8,586	$24,481	25,151
Fixed charges	1,284	857	3,570	2,500
	9,529	9,443	28,051	27,651

Preferred dividends (2)	586	527	1,711	1,532
Fixed charges:
Interest expense	1,535	988	4,253	2,921
Less: Interest on deposits	356	232	995	722
Estimated interest component of net rental expense	105	101	312	301
	1,284	857	3,570	2,500
Fixed charges and preferred dividends	$1,870	1,384	$5,281	4,032

Ratio of earnings to fixed charges and preferred dividends (3)	5.10	6.82	5.31	6.86

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

263